NYSE
AN ICE EXCHANGE

August 26, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Haleon US Capital LLC, guaranteed by Haleon plc, under the Exchange Act of 1934:

- 4.625% Senior Fixed Rate Notes due 2029
- 4.875% Senior Fixed Rate Notes due 2031
- 5.375% Senior Fixed Rate Notes due 2036

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com